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Form NT 10-Q Tank Sports, Inc. - TNSP Filed: January 11th, 2007 (period: November 31, 2007) Notification that form type 10-Q will be submitted late

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FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING											000-51946

(Check One):		☐	Form 10-K		☐ Form 20-F ☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	CUSIP NUMBER

			For Period Ended:		November 31st, 2007
			[	]	Transition Report on Form 10-K
			[	]	Transition Report on Form 20-F
			[	]	Transition Report on Form 11-K
			[	]	Transition Report on Form 10-Q
			[	]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

PART I ¾REGISTRANT INFORMATION
TANK SPORTS, INC.
Full Name of Registrant

Former Name if Applicable
10925 Schmidt Road
Address of Principal Executive Office(Street and Number)
El Monte, California 91733
City, State and Zip Code

PART II ¾RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day followingthe prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III ¾NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to complete its quarterly report for the period ended November 31, 2007 and related financial statements until its auditors complete a review of the financial statements for the period.

PART IV ¾OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jing Jing Long	(626)	350-4039
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to filesuch report(s) been filed? If answer is no, identify report(s).

			☒	Yes	☐	No

(3)

Is it anticipated that any significant change in results of operations from the correspondingperiod for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐	Yes	☒	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TANK SPORTS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 11th, 2008	By	/s/ Jing Jing Long
Jing Jing Long, Principal Executive Officer

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 Created by 10KWizard     www.10KWizard.comSource: Tank Sports, Inc., NT 10-Q, January 11th, 2008